Exhibit 99.156

NexTech’s New 3D/AR Ad Network Increases Sales Conversions by 300% for Company’s E-commerce Site

NexTech’s 3D/AR Ad Network Poised to Transform $240 Billion Dollar Global Ad Industry

New York, NY – Toronto, ON –May 22, 2020 – NexTech AR Solutions (NexTech) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29), an emerging leader in augmented reality (AR) for eCommerce, AR learning applications, and virtual events is pleased to announce very positive results for its recently launched 3D/AR Ad Network which went live on February 4th 2020. Using the company’s 3D/AR ads resulted in a 300% increase in sales conversions, a 32% increase in click-through-rate (CTR) and a 23% lower cost per click than traditional 2D ads.

Guillaume Pascual, NexTech AR Solutions Chief Marketing Officer comments:

“I’m very pleased with the results from an advertiser’s standpoint, as I have always been looking for ways to improve banner visibility through innovative formats, and the AR version simply outperforms the classic animated ads. He continues “For our clients and partners, it’s another proof that AR ads and AR models are the perfect way to differentiate themselves and increase conversions, and for their end customers, it’s an engaging brand interaction that virtually brings products to their homes even when most retail stores are closed. Our 3D ads formats and our ad platform are now fully available for every brand or ecommerce site willing to take their display campaigns to the next level, which is very exciting!”

Learn more about the test methodology:

The advertised product is a $999.00 premium Miele Vacuum from our VCM.com ecommerce site.

The A/B test is based on Remarketing, with a volume of 200k impressions, split 50/50 between 2 ad sets (3D and 2D).

○	Both sets contain html5 banners, identical in design and offer. Each set comes in 4 most common sizes: 300x250, 728x90, 970x260, 160x600
○	The 2D version is a classic html5 animated banner - see it live here.
○	The 3D version has a fully interactive 3D model, that customers can rotate, pinch, zoom directly from the banner, or place in their own living room after launching the AR experience - see it live here.

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Results:

The 3D/AR ad generated:

○	+300% more conversions (Buys)
○	+32% higher Click-Through-Rate (CTR) and -23% lower Cost Per Click (CPC)
○	-74% lower Cost Per Acquisition (CPA)

CLICK HERE FOR 3D AD DEMO VIDEO

Evan Gappelberg, CEO of NexTech AR comments: “These results are extremely gratifying as we acquired our ecommerce business units to use as a test bed for new technology and now we have successfully proven the model out in the real world”. He Continues, “We are using our own 3D/AR ad technology to generate more sales and at a lower cost of sale for our business, which is a huge win providing us with a very valuable competitive advantage for our sites as well as a great new billion dollar business opportunity by selling our 3D/AR services to other ecommerce site owners. With our now proven 3D/AR ad network, NexTech is the first AR company to offer an end-to-end solution for both advertisers and brands which we believe will drive rapid adoption of our platform as we build a sales team around it, which is the next step for us”.

The ad network is part of the company’s AR omni-channel platform approach which includes: AR for eCommerce, AR in Chat, its ARitize App and InfernoAR for Virtual Events, education and training. Armed With these positive results NexTech will continue to leverage all its current 3D asset creation technology and relationships into 3D/AR ads, opening up a major new revenue channel in 2020 and beyond.

The global online advertising market size was estimated at approximately $240 billion as of 2018 (IndustryARCresearch). The market is set to grow at an impressive CAGR share of 37- 40% during the forecast period of 2019-2025.

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CLICK HERE FOR 3D AD DEMO VIDEO

The biggest challenge in creating 3D ads is the creation of the 3D asset itself. NexTech will have a distinct advantage as it will be the only company to offer an end to end solution, both creating the 3D assets as well as serving up the ads. As 3D/AR ads become easier to create by using the NexTech ARitize end-to-end self-serve platform, more and more brands will adopt these interactive ads since they perform better than traditional 2D ads. 3D ads deliver consistently better click through rates than flat 2D ads, and works especially well on mobile phones.

About NexTech AR Solutions Corp.

NexTech is one of the leaders in the rapidly growing AR industry, estimated to hit $120 billion by 2022, according to Statista. NexTech, the first publicly traded “pure-play” AR company, began trading on the CSE on October 31st, 2018. NexTech has a two-pronged strategy for rapid growth including growth through acquisition of eCommerce businesses and growth of its omni-channel AR SaaS platform called ARitize™. On April 30th 2020 the company acquired Virtual Events platform Jolokia and integrated it’s AR technology stack creating an industry leading new AR first Virtual Events platform called: InfernoAR

The company is pursuing four multi-billion-dollar verticals in AR.

ARitize™ For eCommerce: The company launched its technologically advanced webAR for eCommerce early in 2019 and has been rapidly signing up customers onto its SaaS platform. Customers include Walther Arms, Wright Brothers, Mr. Steak, and Budweiser. NexTech has the first ‘full funnel’ end-to-end eCommerce solution for the AR industry including its 3D product capture, 3D ads for Facebook and Google, ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

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ARitize™ 3D/AR-360 Advertising Platform: launched in Q1 2020 the ad platform will be the industry’s first end-to-end solution whereby the company will leverage its 3D asset creation into 3D, 360, AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

ARitize™ University: having launched in June 2019, the app-based solution allows companies and educational establishments to leverage all of their existing 2D assets - YouTube videos, PDF documents, PowerPoint decks, images, etc. - and then overlay immersive 3D-AR experiences on top of that content for an interactive training experience that drives productivity.

ARitize™ Hollywood Studios: expected to launch in 2020, the studio has created a proprietary entertainment venue for which it is producing immersive content using 360 video, and augmented reality as the primary display platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.
“Evan Gappelberg”
CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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